UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11- K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from             to

Commission file number 001-31368

A.                                   Full title of the plan and the address of the plan, if different from that of the issuer named below:

AVENTIS PHARMACEUTICALS PUERTO RICO SAVINGS PLAN

300 Somerset Corporate Blvd.

Bridgewater, New Jersey  08807

B.                                     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SANOFI-AVENTIS

174 avenue de France

Paris 75013, France

Aventis Pharmaceuticals

Puerto Rico Savings Plan

Financial Statements and Supplemental Schedule

December 31, 2005 and 2004

Aventis Pharmaceuticals Puerto Rico Savings Plan

Financial Statements and Supplemental Schedule

Note: Other schedules required by section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Aventis Pharmaceuticals Puerto Rico Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Aventis Pharmaceuticals Puerto Rico Savings Plan (the “Plan”) at December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Florham Park, New Jersey

July 14, 2006

Aventis Pharmaceuticals Puerto Rico Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2005 and 2004

	2005	2004
Assets
Investments,
At fair value
Investment in Master Trust	$6,285,085	$8,986,375
Mutual funds	5,747,116	3,046,495
Common and commingled trusts	—	1,678,421
At contract value
Participant loans	724,833	1,189,373
	12,757,034	14,900,664

Income receivable	7,283	20,891
Contributions receivable – employer	168,088	293,026
Contributions receivable – employee	24,490	34,162
Total receivables	199,861	348,079

Total assets	12,956,895	15,248,743

Liabilities
Accrued expenses	474	629
Net assets available for benefits	$12,956,421	$15,248,114

See accompanying notes to financial statements.

Aventis Pharmaceuticals Puerto Rico Savings Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2005 and 2004

	2005	2004
Additions
Contributions
Employer	$414,946	$975,760
Employee	468,089	967,376
Investment income
Interest and dividends	120,308	119,899
Net appreciation in fair value of investments (note 3)	268,576	343,492
Net appreciation in the fair value of investments in Master Trust (note 4)	422,052	930,961
Transfers from other plans	1,573,378	—
Total additions	3,267,349	3,337,488

Deductions
Deductions from net assets attributed to
Benefits paid to participants	5,550,953	669,606
Fees and administrative expenses	8,089	11,263
Total deductions	5,559,042	680,869
Decrease in net assets available for benefits	(2,291,693)	2,656,619

Net assets available for benefits
Beginning of year	15,248,114	12,591,495
End of year	$12,956,421	$15,248,114

See accompanying notes to financial statements.

Aventis Pharmaceuticals Puerto Rico Savings Plan

Notes to Financial Statements

December 31, 2005 and 2004

1.                                      Summary of Significant Plan Provisions

The following description of Aventis Pharmaceuticals Puerto Rico Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Plan Description

The Plan is a defined contribution plan that covers substantially all the employees of Aventis Pharmaceuticals Puerto Rico Inc. and Aventis Pharma Inc. (Puerto Rico) (collectively “Aventis Pharmaceuticals Puerto Rico”) as they meet the prescribed eligibility requirements. All associates are eligible to participate in the Plan beginning on the first day of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

On April 25, 2005, Sanofi-Synthélabo SA (Sanofi), a publicly listed company headquartered in Paris, France made an offer of shares and cash in exchange for all of the shares of the Company’s ultimate parent, Aventis SA (Aventis). Aventis’ Management Board and the Supervisory Board recommended this offer to Aventis shareholders. On August 20, 2005, Aventis S.A., merged with Sanofi-Synthelabo to form sanofi-aventis SA.

Master Trust

Effective January 1, 2001, Aventis Pharmaceuticals Inc. (the “Company”), Aventis Pharmaceuticals Puerto Rico Inc. and T. Rowe Price Trust Company entered into a master trust agreement (the “Master Trust”) to serve as a funding vehicle for certain commingled assets of the Aventis Pharmaceuticals Savings Plan (the “U.S. Plan”) and the Aventis Pharmaceuticals Puerto Rico Savings Plan. Accordingly, certain assets of the Plan are maintained, for investment purposes only, on a commingled basis with the assets of the U.S. Plan as well as other legacy plans of Sanofi-Synthelabo Inc. Neither plan has any interest in the specific assets of the Master Trust, but maintains beneficial interests in such assets. The portion of assets, net earnings, gains and/or losses and administrative expenses allocable to each plan is based upon the relationship of the Plan’s beneficial interest in the Master Trust to the total beneficial interest of all plans in the Master Trust (see note 4).

Trustee and Recordkeeper

Banco Popular is the Plan’s trustee (the “Trustee”). T Rowe Price is the trustee for the Master Trust. T. Rowe Price Group Inc. is the Plan’s recordkeeper.

Plan Administration

The Aventis Pharmaceuticals Savings Plan Investment Committee (the “Committee”), appointed by the Board of Directors of Aventis Pharmaceuticals Inc., is responsible for the trust assets. The Company also maintains a trust fund to hold the assets of the Plan. The Board of Directors has delegated to the Vice President of Compensation and Benefits the responsibility of administrating and managing the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings. Participant accounts are also charged with an allocation of administrative expenses based on the participants investment income or total account balances.

Contributions

The Plan provides that participants may make elective deferral contributions of up to 10% of the participants’ eligible compensation on a pre-tax basis, up to a maximum of $8,000. Participants may invest all contributions into any one or more of the various investment options offered by T. Rowe Price.

The Plan provides for a matching contribution in an amount that is equal to the lesser of 4% of such participant’s eligible compensation for the Plan year or 100% of the participant’s plan contribution. An additional discretionary matching contribution of up to 2% of eligible compensation may be awarded each year by the Board. To the extent that the required employer matching contribution exceeds the debt service requirements, the Company makes additional cash contributions to the Plan. The Plan also provides that the Company may make an annual performance sharing contribution of up to 6% of the eligible compensation allocated to qualified participants as of the end of the Plan year, as determined by the Board of Directors.

Notwithstanding the above, each participant who is a member of the United Auto Workers’ Union and who is entitled to a matching contribution allocation for a plan year shall receive an allocation up to a maximum of $3,000 in a plan year.

There are certain defined limitations on the amount of contributions that may be credited to a participant’s account and the annual amount of the Company contribution is limited to the maximum annual amount as may be determined by the Puerto Rico Treasury Department designed to reflect increases in cost of living. The Plan includes specific procedures for the treatment of any excess account additions beyond those allowable as noted above.

Vesting

All participants are 100% vested at all times in all portions of their account balances.

Distributions

Plan participants who leave the Company as a result of termination, retirement, or death may choose one or a combination of the following distribution methods: receive the entire amount of their account balance in one lump-sum payment; or receive the distribution in the form of annual installments over the lesser of five years or the life expectancy of the participant and the participant’s beneficiary. If a participant dies, the participant’s designated beneficiary will receive the payments. These amounts of $5,550,953 and $669,606 for 2005 and 2004 respectively, have been included within the benefits paid to participants line item on the statement of changes in net assets available for benefits.

Rollover Contributions

Plan participants may make a direct or indirect rollover contribution to the Plan from a former employer’s tax qualified plan. Participants can also roll over IRA distributions (excluding minimum required distributions and nondeductible contributions).

Participant Loans

Plan participants may borrow from $1,000 up to the lesser of 50% of the value of their account or $50,000 less the highest outstanding loan balance in the preceding 12 months, subject to certain limitations described in the Plan. Loans bear interest at a rate commensurate with the prevailing market rate, as determined by the Plan Administrator. Currently, interest rates associated with participant loans range from 5.25% to 10.5%. Loan balances are payable in semimonthly installments generally over a term of up to five years. Extended terms are available should the loan related to the purchase of a primary residence.

Administrative Expenses

Fees and commissions to the trustee are paid and reported by the Plan. Administrative expenses incurred in the management of the Plan are paid by the Company.

2.                                      Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The fair value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expenses. Quoted market prices are used to value investments in the Master Trust.

The Plan’s investments in mutual funds, common and commingled trust are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Participant loans are valued at their outstanding balances, which approximate fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investment contracts are stated at contract value, which is contributions plus interest minus benefit payments and expenses, which approximates fair value. The Aventis Stable Value Fund, which is included in the Master Trust, invests primarily in investment contracts issued by high-quality insurance companies and banks as rated by T. Rowe Price Associates, Inc. These are interest bearing contracts in which the principal and interest are guaranteed by the issuing companies. The contracts are considered fully benefit-responsive and therefore are recorded at contract value, which approximates fair market value. Each contract is subject to early termination penalties that may be significant. The average rate on the fund was 4.48% and 4.78% and the average yield was 3.98% and 4.11% in 2005 and 2004, respectively.

The Plan presents within the statement of changes in Net Assets Available for Benefits, the Net Appreciation in the Fair Value of Investments and Investments within the Master Trust. This amount includes both realized and unrealized gains and losses.

Risks and Uncertainties

The Plan provides for various investment options in investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect the amounts reported in the statement of net assets available for benefits.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

3.                                      Investments

The following table presents the fair value of investments that represent 5 percent or more of the net assets available for benefits at December 31, 2005 and 2004:

	2005	2004

Master Trust
Aventis Pharmaceuticals Savings Plan and Aventis Pharmaceuticals Puerto Rico Savings Plan Master Trust	$6,285,085	$8,986,375

Mutual Funds
Retirement 2025	762,923	N/A
Retirement 2030	883,541	N/A
Wellington Management Large Cap Research Fund	N/A	1,169,847

Common and Collective Trusts
T. Rowe Price Equity Index Trust Fund	N/A	849,396

The Plan’s investments (including gains and losses on investments bought and sold), exclusive of the Plan’s interest in the Master Trust, appreciated in value by $ 268,576 in 2005 as follows:

	2005	2004

Mutual funds	$177,208	$198,890
Common and commingled trusts	91,368	144,602

	$268,576	$343,492

4.                                      Master Trust

A portion of the Plan’s investments are held in a Master Trust which was established to serve as a funding vehicle for certain commingled assets of the Plan and the U.S. Plan. On December 16,

2005, the assets of the Sanofi-Synthelabo Group Savings Plan and Sanofi-Synthelabo Inc. Hourly Employees’ Savings Plan were incorporated within the Master Trust. All plans have an undivided interest in the Master Trust. The assets of the Master Trust are held by the Trustee. At December 31, 2005 and 2004, the Plan’s interest in the Master Trust was approximately 1.6% and 2.3% respectively.

The following table presents the investments held in the Master Trust at December 31, 2005 and 2004:

	2005	2004
Investments
At fair value
Cash and cash equivalents	$1,183,933	$870,778
Mutual funds	25,834,658	13,696,220
Company stock	95,769,750	79,270,454
At contract value
Guaranteed insurance contracts	283,180,011	291,452,574

	$405,968,352	$385,290,026

Investment income for the Master Trust for the year ended December 31, 2005 is as follows:

	2005	2004

Dividends	$1,213,954	$1,031,661
Interests	13,019,591	12,699,396
Net appreciation in fair value of Common Stock and Mutual Funds	8,065,852	33,554,007

	$22,299,397	$47,285,064

5.                                      Tax Status

The Puerto Rico Treasury Department has not determined or informed the Company whether the Plan and the related trust are designed in accordance with the applicable Puerto Rico income tax law and are, therefore, exempt from Puerto Rico income taxes. However, the Plan Administrator, in consultation with the Plan’s legal counsel, believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the income tax law. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.                                      Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by T. Rowe Price Trust Company, the Trustee of the Plan. T. Rowe Price Group Inc. is the recordkeeper of the Plan. Therefore, these transactions qualify as party-in-interest transactions.

The Plan also invests in shares of the Company. The Company is the plan sponsor and, therefore, these transactions qualify as party-in-interest transactions.

7.                                      Termination of the Plan

Although it has not expressed any intent to do so, the Company has the right to amend, modify, or terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the interest of each participant in the trust fund will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan terms.

8.                                      Subsequent Event

On January 1, 2006, the assets of Puerto Rican participants of the Sanofi-Synthelabo Group Savings Plan (the “Sanofi Savings Plan”) were transferred into the Plan. The plan was renamed the sanofi-aventis Puerto Rico Savings Plan. The new plan was redesigned to align the benefit received by the Puerto Rican plan participants of the Sanofi Savings Plan to equal that received by the Plan participants.

Aventis Pharmaceuticals Puerto Rico Savings Plan

Supplemental Schedule

Schedule H, Line 4i, Form 5500

Schedule of Assets (Held at End of Year)

December 31, 2005

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of investment	(d) Cost	(e) Current Value

	Mutual funds
*	AF Growth of America	Mutual fund 5,433 shares	**	$167,613
*	JP Morgan EAFE Plus Fund	Mutual fund 9,347 shares	**	150,576
*	PIMCO Total Return Fund	Mutual fund 12,275 shares	**	128,889
*	Retirement 2005	Mutual fund 12,860 shares	**	139,785
*	Retirement 2010	Mutual fund 3,190 shares	**	46,473
*	Retirement 2015	Mutual fund 55,286 shares	**	620,311
*	Retirement 2020	Mutual fund 110,934 shares	**	1,733,900
*	Retirement 2025	Mutual fund 66,515 shares	**	762,923
*	Retirement 2030	Mutual fund 32,931 shares	**	883,541
*	Retirement 2035	Mutual fund 18,677 shares	**	217,029
*	Retirement 2040	Mutual fund 15,053 shares	**	249,429
*	Retirement 2045	Mutual fund 770 shares	**	8,350
*	Retirement Income Fund	Mutual fund 3,660 shares	**	45,607
*	T. Rowe Price Small-Cap Stock Fund	Mutual fund 5,889 shares	**	193,212
*	Vanguard Inst Index Fund	Mutual fund 695 shares	**	79,189
*	Vanguard Mid-Cap Index, Inst	Mutual fund 3,615 shares	**	63,875
*	Vanguard Windsor II Admiral	Mutual fund 1,312 shares	**	73,000
*	Wellington Management Large-Cap Research Fund	Mutual fund 18,621 shares	**	183,414

	Total Mutual Funds			$5,747,116

	Loans
*	Participant loans	Participant loans interest rates ranging from 5.25% to 10.5%	**	$724,833

	Master Trust
*	Aventis Pharmaceuticals Savings Plan and Aventis
	Pharmaceuticals Puerto Rico Savings Plan Master Trust	Master Trust		$6,285,085

	Total Investment			$12,757,034

*                 Indicates party-in-interest to the Plan.

**          As permitted, cost information has been omitted for participant directed investments as the plan maintains individual accounts for each participant.

INDEX TO EXHIBIT

Exhibit No.	Exhibit

1	Consent of Independent Registered Public Accounting Firm – PricewaterhouseCoopers LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

AVENTIS PHARMACEUTICALS PURTO RICO SAVINGS PLAN

Date:	July 14, 2006	By:	/s/ Liz Donnelly
Liz Donnelly, for the
Retirement Plan Administrative
Committee, Plan Administrator